Exhibit 99.2

Trip.com Group Limited to Report Fourth Quarter and Full Year of 2025 Financial Results on February 25, 2026 U.S. Time

SINGAPORE, Feb. 9, 2026 /PRNewswire/ — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, will announce its fourth quarter and full year of 2025 financial results on Wednesday, February 25, 2026, U.S. Time, after the market closes.

Trip.com Group’s management team will host a conference call at 7:00 PM U.S. Eastern Time on February 25, 2026 (or 8:00 AM on February 26, 2026 in the Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register-conf.media-server.com/register/BI5133b541361040a6adb984eec1e12037.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Email: iremail@trip.com